PRESEARCH.COM, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Presearch.com, Inc.
Camden, Delaware

We have reviewed the accompanying financial statements of Presearch.com, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 14, 2025
Los Angeles, California

PRESEARCH.COM, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	**2024**	**2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 23,735	$ 900
Total Current Assets	**23,735**	**900**
Intangible Assets	506,877	543,484
Total Assets	**$ 530,612**	**$ 544,384**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other Current Liabilities	$ -	$ 41,932
Total Current Liabilities	**-**	**41,932**
Total Liabilities	**-**	**41,932**
STOCKHOLDERS' EQUITY		
Common Stock	3	1
Additional Paid in Capital	990,370	694,798
Accumulated Deficit	(459,761)	(192,347)
Total Stockholders' Equity	**530,612**	**502,452**
Total Liabilities and Stockholders' Equity	**$ 530,612**	**$ 544,384**

See accompanying notes to financial statements.

PRESEARCH.COM, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 208,547	$ 27,070
Cost of Revenue	451,790	203,308
Gross Loss	**(243,243)**	**(176,238)**
Operating Expenses		
General and Administrative	171,943	67,084
Research and Development	59,235	-
Selling and Marketing	7,600	-
Total Operating Expenses	**238,778**	**67,084**
Net Operating Income Loss	**(482,021)**	**(243,322)**
Interest Expense	-	-
Other Loss/(Income)	(214,607)	(50,975)
Loss Before Provision for Income Taxes	**(267,414)**	**(192,347)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (267,414)**	**$ (192,347)**

See accompanying notes to financial statements.

PRESEARCH.COM, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Additional Paid In	Accumulated	Total Stockholders'
(in , $US)	**Shares**	**Amount**	**Capital**	**Deficit**	**Equity**
Inception Date—July 28, 2023	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of stock	103,500	1	692,752	-	692,754
Share-Based Compensation	-	-	2,046	-	2,046
Net Loss	-	-		(192,347)	(192,347)
Balance—December 31, 2023	**103,500**	**$ 1**	**$ 694,798**	**$ (192,347)**	**$ 502,452**
Issuance of stock	158,900	2	252,236	-	252,238
Exercised Stock Options	40,900	0.41	40,900	-	40,900
Share-Based Compensation	-	-	2,436	-	2,436
Net Loss	-	-	-	(267,414)	(267,414)
Balance—December 31, 2024	**303,300**	**$ 3**	**$ 990,370**	**$ (459,761)**	**$ 530,612**

See accompanying notes to financial statements.

PRESEARCH.COM, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (267,414)	$ (192,347)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Amortization of Intangibles Assets	59,235	-
Share-Based Compensation	2,436	2,046
Changes in Operating Assets and Liabilities:		
Other Current Liabilities	(41,932)	41,932
Net Cash Used In Operating Activities	**(247,675)**	**(148,369)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(22,628)	(543,484)
Net Cash Used in Investing Activities	**(22,628)**	**(543,484)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	252,238	692,754
Exercised Stock Options	40,900	
Net Cash Provided by Financing Activities	**293,138**	**692,754**
Change in Cash & Cash Equivalents	**22,835**	**900**
Cash & Cash Equivalents —Beginning of The Year	900	-
Cash & Cash Equivalents—End of The Year	**$ 23,735**	**$ 900**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Presearch.com, Inc. was incorporated on July 28, 2023, in the state of Delaware. The financial statements of presearch.com, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Camden, Delaware.

PRESEARCH.COM, INC. operates a decentralized search engine, providing users with privacy-focused search results without tracking personal data. The platform runs on a network of over 40,000 nodes and features the PRE cryptocurrency token, which users can earn through searches or by hosting nodes. The Company generates revenue through advertising, including Presearch Takeover Ads (PTAs) and affiliate partnerships.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Intangibles

Cryptocurrencies

The Company classifies cryptocurrencies as intangible assets with an indefinite useful life in accordance with ASC 350, Intangibles—Goodwill and Other. Cryptocurrencies are initially recorded at cost and subsequently measured at the lower of cost or market value. Impairment is recognized if the carrying amount exceeds the fair value. Gains are recognized only upon sale or disposal.

Software Development Costs

The Company accounts for software development costs under ASC 350-40, Internal-Use Software. Costs incurred during the preliminary project stage are expensed as incurred. Once the application development stage begins, direct costs such as labor and third-party services are capitalized. Capitalized software costs are amortized over their estimated useful life on a straight-line basis. Maintenance and minor updates are expensed as incurred.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenue from two primary sources:
-Presearch Takeover Ads (PTAs): Revenue is recognized when ads are displayed to users on the search results page.
-Affiliate Revenue: Revenue is recognized when users click on an affiliate search result and complete a qualifying action (e.g., purchase or sign-up) through the third-party partner.

Cost of Revenue
Cost of sales includes server cost and software and IT services.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $7,600 and $0, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 14, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2024	2023
Accrued Expenses	-	41,932
Total Other Current Liabilities	$ -	$ 41,932

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Digital Assets – Cryptocurrencies	$ 140,189	$ 361,807
Software Development	425,923	181,677
Intangible Assets, at cost	566,112	543,484
Accumulated Amortization	(59,235)	-
Intangible Assets, net	$ 506,877	$ 543,484

Amortization expenses for the years ended December 31, 2024, and 2023 were $59,235 and $0, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 59,235
2026	59,235
2027	59,235
2028	59,235
Thereafter	129,748
Total	**$ 366,688**

5.   SHARE-BASED COMPENSATION

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	-		-
Granted	41,650	$ 1.00	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	**41,650**	**$ 1.00**	**9.91**
Exercisable Options at December 31, 2023	**-**		
Granted	49,600	3	
Exercised	(40,900)	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	**90,500**	**$ 3.00**	**8.90**
Exercisable Options at December 31, 2024	**41,650**	**$ 2.09**	**8.90**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expenses of $2,436 and $2,046, respectively.

6.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 1,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2024, and 2023, 303,300 and 103,500 shares of common stock, respectively, have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.00001. As of December 31, 2024, and 2023, no shares of preferred stock were issued or outstanding.

Common Stock
- Voting Rights: Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, subject to any class-specific voting rights required by law.
- Dividend Rights: Common stockholders are entitled to receive dividends when and if declared by the Board of Directors, subject to the rights of preferred stockholders.
- Liquidation Rights: In the event of liquidation, dissolution, or winding up of the Company, common stockholders are entitled to share in any remaining assets on a pro-rata basis after payment of all debts and obligations and liquidation preferences of preferred stockholders.

Preferred Stock
- Voting Rights: Preferred stockholders' voting rights, if any, are determined by the Board of Directors and specified in the resolution authorizing each series of preferred stock.
-Dividend Rights: Preferred stockholders are entitled to receive dividends at rates and terms set by the Board of Directors, which may be cumulative and have priority over dividends on common stock.
- Liquidity Rights: In the event of liquidation, preferred stockholders have a priority claim on assets over common stockholders, receiving a specified amount per share before any distribution to common stockholders.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (79,796)	$ (44,884)
Valuation Allowance	79,796	44,884
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (124,680)	$ (44,884)
Valuation Allowance	124,680	44,884
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $417,829. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTY TRANSACTIONS

There are no related party transactions As of December 31, 2024 and 2023.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $482,021, an operating cash flow loss of $247,675 and liquid assets in cash of $23,735, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.